MEMORANDUM
TO:	Laura Riegel U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	September 8, 2015
SUBJECT:	Response to Comments to the Proxy Statement filed as PRE14A on August 21, 2015 for JNL Investors Series Trust ("JNLIST" or "Registrant") File No: 811-10041 (the "Proxy Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on August 28, 2015 to the Proxy Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on the other 14A filing that was also filed on August 21, 2015 to this Proxy Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other 14A filing to this Proxy Statement.

b.	Please confirm that information will be provided for all blank items in the Proxy Statement.

RESPONSE:     The Registrant confirms that information will be provided for all blank items in the definitive Proxy Statement filing, which will be filed as DEF14A.

c.	Please consider consistently defining the term "shareholders" throughout the Proxy Statement.

RESPONSE:  The Registrant confirms that it has defined the term "shareholders" under the Notice section and has consistently applied the term throughout the Proxy Statement.

d.	Under the Notice section, please clarify that the special meeting is for shareholders of the JNL Money Market Fund.

RESPONSE: The Registrant has updated the first paragraph of the Notice section as follows:

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of shareholders ("Shareholders") of the JNL Money Market Fund, a series of the JNL Investors Series Trust, a Massachusetts business trust ("Trust"), will be held at the offices of Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951 on November 6, 2015 at 9:30 a.m., Eastern Time, to consider and act upon the following proposal and to transact such other business as may properly come before the Meeting or any adjournments thereof:

e.	On pages 1 and 3 of the Proxy Statement, please clarify the different meanings for the term "Policy Change."

RESPONSE: The Registrant has deleted the definition for "Policy Change" on page 3 of the Proxy Statement.

f.	On Page 1 of the Proxy Statement, under the section entitled "Quorum and Voting," please disclose if the presence of the insurance company constitutes a quorum.

RESPONSE: The Registrant has updated the disclosure to state that the presence of the Insurance Company, through the presence of an authorized representative, constitutes a quorum.

g.	Please consider including the adjournment language located in the last paragraph of the Notice section in the body of the Proxy Statement on page 2.

RESPONSE: The Registrant has included the last paragraph of the Notice section under the "Adjournments" section on page 2 of the Proxy Statement.

h.	On page 5 of the Proxy Statement, please consider deleting the qualifications relating to the Trust's knowledge of the ownership percentages.

RESPONSE: The Registrant has updated the language in the Proxy Statement as follows:

As of the Record Date, September 9, 2015, ~~to the Trust's knowledge,~~ the following persons owned 5% or more of the shares of the Fund either beneficially or of record: [to be updated by amendment]

Fund	Name and Address	Amount of Ownership	Percentage of Shares owned
JNL Money Market Fund – Institutional Class
%

Contract Owners may be deemed to have an indirect beneficial interest in the Fund shares owned by the separate accounts.  As noted above, Contract Owners have the right to give instructions to the insurance company shareholders as to how to vote the Fund shares attributable to their Variable Contracts.  ~~To the knowledge of management of the Trust, a~~As of September 9, 2015, no persons may be deemed to have an indirect beneficial interest totaling more than 25% of the voting securities of the Fund.  [to be updated by amendment]
i.	If appropriate, please include the disclosure required by Item 23 of Schedule 14A with respect to the delivery of certain documents to contract owners that share the same address.

RESPONSE: The Registrant confirms that it does not consolidate proxy statements that are to be sent to the same address (also known as "householding").

2.	Proxy Cards

a.	On pages 3 and 5 of the Proxy Cards, please confirm whether Registrant is required to identify as a separate matter the discretionary authority to vote proxies for adjournment as per the Exchange Act of 1934, Rule 14a-4.

RESPONSE: The Registrant has added the following text to pages 3 and 5 of the Proxy Cards:

	FOR	AGAINST	ABSTAIN
2. To transact such other business as may properly come before the Meeting or any adjournment thereof.	[ ]	[ ]	[ ]

3.	Tandy Representation

a.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant confirms that it will file a Tandy Representation Letter together with the DEF14A filing.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:            File

September 8, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Laura Riegel

Re:	JNL Investors Series Trust
File No: 333-43300

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary